FUNDING AGREEMENT

This Agreement (the "Agreement") is made as of this the day of [EFFECTIVE DATE]   (the "Effective Date") by and between Classified Films LLC, with an address of 2325 Lake Talmadge Drive DeLand, FL 32724 ("Production Company") and [INVESTOR NAME] , ("Funder").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

1.0 FUNDS. Funder shall provide to Production Company the amount of $[AMOUNT] ("Investment") for use in the production of, and, if funds remain, the marketing and distribution of, the feature length motion picture currently entitled *Follow Her aka Classified Killer* (the "Picture"), to be directed by Sylvia Caminer. Funder shall have no rights hereunder unless and until the entire Investment is timely received by Production Company in its required account, in US dollars.

2.0 EXCLUSIVE USE. Production Company shall use funding proceeds as provided in section 1.0 and not for general expense or other projects. Production Company has no obligation to continue to produce or exploit the Picture, such as for example in the event of force majeure.

3.0 SHARE OF REVENUE. Subject to the terms and conditions hereof, the Funder shall recoup their Investment and Revenue received by the Production Company, in relationship to the Picture shall be allocated, in the following manner and order of priority:

> **3.1** First, if necessary, Production Company shall have the right to repay any higher priority investors, including any premium owed, such as debt investors (creditors) or 'last in, first out' investors, provided that such amounts are used by Production Company towards the production, marketing, or distribution of the Picture.

> **3.2** Second, if any New York State tax credit is received by the Company that credit will not be considered Revenue or income.

> **3.3** Third, Funder shall receive its proportionate share of one hundred percent (100%) of the remaining amount of income from exploitation of the Picture on a pro rata pari passu basis with other Funders, if any, until Funder and all other Funders have recouped one hundred and twenty percent (120%) of their investment.

> **3.4** Fourth, Funder shall receive its proportionate share of fifty percent (50%) of the "Net Profits" of the Picture on a pro rata pari passu basis with other funders, if any. The definition of "Net Profits" applicable to Funder will be the same as that accorded to Company by all Funders of the Picture and, in no event will the definition, calculation and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Funder be less favorable than that accorded to any other participant therein.

4.0 AUDITING. At any point following the execution of this Agreement, Funder may request an audit of Production Company's accounts for the Picture. Audit shall be at the Funder's expense, and the Production Company shall fully cooperate with the Funder's auditor.

5.0 CREDIT. Funder shall receive credit in relationship to the Picture in the following manner:

5.1 If their investment is at or over $250 Funder shall receive a Special Thanks credit in the end titles of the Picture

5.2 If their investment is at or over $25,000, Funder shall receive an "Associate Producer" credit in the end titles of the Picture on screen, in a size of type, placement and font to be determined by Production Company and comparable to other similar credits. That same Funder shall also receive an "Associate Producer" credit to be listed on IMDB.com

6.0 PREMIERE. If Funder invests at least $1,000, an invitation to attend the 'cast and crew' premiere, if any, of the Picture, or the US commercial premiere, if any, as selected by Production Company, will be extended to Funder. Funder shall be solely responsible for any travel and other expenses related to such attendance.

7.0 WARRANTIES AND REPRESENTATIONS; INTELLECTUAL PROPERTY. Funder hereby warrants and represents to Production Company that Funder has the complete authority and power to enter into this Agreement. Funder acknowledges that it (or he/she) has received any and all material information related to the Picture, this investment, the entertainment industry, and how Production Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Production Company has answered any and all questions Funder may have had; Funder acknowledges that it might not recoup part or all of its Investment. Funder acknowledges that all securities-related laws and regulations have been complied with by Production Company and its personnel, and Funder shall make no claim inconsistent with this acknowledgment. Funder acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Funder be deemed as acquiring any shares, membership units, or other ownership interest in Production Company as an entity, except by separate agreement (such as an LLC Operating Agreement) executed by Funder and Production Company's authorized signatory.

8.0 ASSIGNMENT. Funder shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

9.0 NO EQUITABLE RELIEF. In the event of a breach of this Agreement by Production Company, the rights and remedies of Funder shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Funder be entitled to enjoin or restrain the distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Funder irrevocably waives any right to equitable or injunctive relief.

10.0 INDEMNIFICATION. The Parties shall indemnify and hold each other harmless, their parent, affiliate, and subsidiary companies and their directors, employees, agents, shareholders, licensees and assigns from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by the Parties of this Agreement that has been determined by a court of competent jurisdiction in a final adverse judgment, or settled with both Party's prior written consent, not to be unreasonably withheld.

11.0 AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state, and local courts within the State of New York. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void, it shall not affect the validity of any other provision of this Agreement.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Classified Films LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
          _____

Title: [FOUNDER_TITLE]
          _____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
          _____

Title: [INVESTOR TITLE]
          _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited